UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                 2-78335-NY


                           NOTIFICATION OF LATE FILING



                                                                  CUSIP NUMBER
                                                                  466900-30-5


(Check One) [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
            [ ] Form N-SAR



         For Period Ended: June 30, 1998
                           -------------

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

         For Transition Period Ended: ______________________________

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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
         Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
Full Name of Registrant:  J R Consulting, Inc.
                          -------------------

Former Name if Applicable:  N/A


         180 Varick Street, 13th Floor,
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Address of Principal Executive Office (Street and Number)


         New York, New York  10014
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City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (Paragraph 72,439), effective August 13, 1992, 57 FR 36442.] (Attach
Extra Sheets if Needed)

         See Attached Extra Sheet No. 1


PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


William C. Phillippi, Esq.               954                 745-5274
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         (Name)                      (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

         [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attached Extra Sheet No. 1
         ------------------------------

                              J R Consulting, Inc.
                              --------------------
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 1998                  By :  /s/ Peter Zachariou
       --------------------                      -----------------------
                                                 Peter Zachariou, President


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

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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         Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232,202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter). [Added in Release No. 34-31905 (Paragraph 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (Paragraph 85,475), effective January 30, 1995, 59 F.R. 67752].


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


                           Attached Extra Sheet No. 1
                           --------------------------



Part III Narrative - J R Consulting, Inc., a Nevada corporation (the "Registrant"), has not, without unreasonable effort or expense, been able to complete its Form 10-KSB for the fiscal year ended June 30, 1998, by the close of business on September 28, 1998. The Registrant changed auditors in both the United States of America and England for this fiscal year. The new auditors in both countries have needed additional time because this is the first time that they have audited the Registrant and its subsidiaries.


Explanation for Item 3, Part IV - The expected loss for the fiscal year ended June 30, 1998, based on consolidated financial statements that are subject to final audit, is $603,000, as compared to a loss for the fiscal year ended June 30, 1997, of $878,000. Management of the Registrant thinks that the final audited loss should not be materially different from the expected loss. This reduced loss represents an improvement in performance by the Registrant of $275,000, or 31.3%. The improvement is primarily due to continued improvement in productivity and the sale of an asset, which was partially offset by the start-up costs of a new subsidiary.



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